

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2012

Via E-mail
Mr. Wilson Ferreira, Junior
Chief Executive Officer
CPFL Energia, S.A.
Rua Gomes de Carvalho, 1510, 14th floor – Suite 1402
CEP 04547-005 Vila Olímpia – Sãn Paulo, Sãn Paulo
Federative Republic of Brazil

> **Re: CPFL Energia, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed June 6, 2011**
> **File No. 001-32297**

Dear Mr. Ferreira:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Jennifer Thompson

     Jennifer Thompson
     Accounting Branch Chief

cc: Antonio Carlos Bassalo